

Mail Stop 4561

September 5, 2008

Karen E. Campo, President
Solarte Hotel Corporation
3rd Street, Isla Colon
Bocas del Toro, Panama

> **Re:** **Solarte Hotel Corporation**
> **Amendment No. 1 to Form F-1**
> **Filed August 12, 2008**
> **File No. 333-152294**

Dear Ms. Campo:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 3 of our letter dated August 8, 2008. Our prior comment requested that all selling shareholders be disclosed as underwriters. Currently your disclosure only indicates that they "may" be considered underwriters. Please revise to clarify that they are underwriters when selling their shares. Also, on page 13, you disclose that selling shareholders will sell shares directly into the market at $0.10 per share. The fixed price requirement applies to all sales by the selling shareholders. Please revise to clarify that the selling shareholders will have to sell at a fixed price for the duration of the offering. Additionally, it is not clear why you have disclosed the price as $0.10 per share when you have it disclosed as $0.20 per share in the fee table and on the prospectus cover page. Please clarify.

2.   We note your response to prior comment 9 and the revised disclosure on the registration statement cover page and elsewhere that the registrant does not have a phone number. Please provide a telephone number for the registrant as it is required by the form.

3.   Please be aware that marked versions of amendments to show changes should also be filed on EDGAR.

Dilution, page 5

4.   Please reconcile your per share price for public investors with the disclosure elsewhere in this document.

5.   We have read your response to comment 14.   Please note the calculation to derive pro forma net tangible book value as of June 30, 2008 is not mathematically accurate.   Please revise your dilution information accordingly.

Capitalization, page 6

6.   Since this is a best efforts no minimum offering, showing the receipt of offering proceeds in your capitalization table is not appropriate. Please revise accordingly. Reference is made to the guidance in the Instructions to Item 3.B. of Form 20-F.

Plan of Operations, page 7

7.   We note the revised disclosure in this section that Viernes Trece has never had operations other than holding the concession. Please revise to clarify if you have confirmed that the property you seek to purchase is capable of holding a hotel.

8.   We note from the revised disclosure on page 7 that you do not have a specific written agreement to purchase the property disclosed. We also note that you do not have a specific business plan in the event you are not able to enter into an agreement to purchase the noted property. Because of your nominal assets, it appears that you could be considered a blank check company as that term is defined by Rule 419 of Regulation C. Please tell us why you are not a blank check company in light of your lack of a written purchase agreement and definite business plan.

9.   We note the revised disclosure that you have orally agreed to purchase Viernes Trece as a way to acquire the property. If you are not able file the agreement with your next amendment, please advise us whether an oral agreement to acquire real property rights is enforceable under Panamanian law. If it is not enforceable, please include a risk factor addressing this point.

10. We note your response to comment 20. Because the validity of your estimates would be important to investors in this offering, please revise to discuss the basis for your estimates in the prospectus. If you are not able to provide support to confirm the estimates, please discuss.

11. We note your response to comment 21. Item 3 of the plan of operations disclosure does not discuss the time frame with which you would be required to loan money from your officer in the event you are not able to sell the maximum number of shares. We reissue the prior comment. Also, clarify if you are able to draw on the loan even if you raise the full amount but underestimate the cost.

Business, page 8

12. We note your response to comment 22. We are not able to locate the material terms of the purchase contract in the first paragraph under the caption "general" as you responded. Based on your prior disclosure, it appears the purchase contract has expired. Please revise to discuss the material terms of the purchase contract.

13. We note your response to comment 23. The disclosure about the loan mitigates the no minimum self underwritten nature of this offering. However, if there is uncertainty regarding the loan, it must be fully discussed. As such, please revise to clarify if you have confirmed Esthetic World's ability to loan you the full amount. If applicable, please include a related risk factor in the risk factor section.

14. With regards to the loan your officer and director "has agreed" to provide, please revise to clarify the terms of this agreement and if it is documented. For instance, is the agreement enforceable by you in the event you are not provided with the loan when requested? Also, clarify if Ms. Campo is personally responsible for providing the loan.

15. We note the revised disclosure on page 9 that you have "applied" for approval from the government instead of having received approval, as previously disclosed. Please revise to clarify if you have been notified that approval is only dependent on the ecological survey.

16. We note the revised disclosure on page 9 that the possessory period for the property expires in 2022. Please revise to include a risk factor to discuss the risk associated with the limited possessory period. Also, please revise the disclosure here to provide the basis for the statement that non-renewal is extremely unlikely. Discuss the harm that would materialize if you are not able to obtain renewal. Discuss any cost associated with obtaining renewal.

Management, page 10

17. We note the revised disclosure here. Please review Item 6 of Form 20-F and provide the requested disclosure. Also, we note disclosure throughout the document that Esthetics World owns 3 million shares and is your president, chief financial officer, and director. It appears based on their ownership of your shares, you are a majority owned subsidiary of Esthetics World. Please revise to clarify this throughout and discuss the business of your parent company.

Plan of Distribution, page 13

18. Please disclose in more detail the manner in which the securities will be offered by Karen Campo. For instance, will she solicit investors through direct mailings and/or through personal contact and will such offers be made only to persons in Panama or the US? Please explain.

Interest of Named Experts and Counsel, page 18

19. We note the revised disclosure here. However, because your counsel currently controls JK Advisors, which owns your shares, they have beneficial ownership of those shares. That relationship should be disclosed here. Please revise accordingly.

Exhibit

20. We reissue comment 28. We are not able to access the purchase contract.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or me at (202) 551-3233 with any other questions.

Sincerely,

Thomas Kluck
Branch Chief

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